Exhibit 99.6

Tim Scott, ICI Chief Financial Officer

It is with great sorrow that the ICI Board of Directors announces that Tim Scott, Chief Financial Officer, unexpectedly collapsed and died on Friday, 12 August, 2005 from a sudden and severe heart condition. He was travelling on business in New York at the time. He was 43 and leaves a wife and two sons.

He will be greatly missed by his friends and colleagues at ICI and our sympathy and thoughts are with Tim’s family at this sad time.